News

Contact: Leon Mazur 315.428.5876

NIAGARA MOHAWK ANNOUNCES REVISED
PREFERRED STOCK TENDER OFFER FILING

SYRACUSE, N.Y., Mar. 22, 2002 - Niagara Mohawk, a National Grid company (LSE: and NYSE: NGG), announced today that it had amended its tender offer filing for the outstanding shares of seven series of preferred stock to include National Grid Group plc, its parent company, as a joint filing person and co-bidder. The revised filing is available on EDGAR from the U.S. Securities and Exchange Commission's web site at www.sec.gov.

        Under the terms of the offers, shareholders tendering their shares will receive a fixed price per share as listed in the offer materials. Shareholders of record as of the close of business on March 11, 2002, who tender their shares, will receive the March 31, 2002, regular dividend regardless of when their shares are tendered.

        The offer for any one series of preferred stock is not conditioned upon any minimum number of preferred shares of a series being tendered and is independent of the offer for any other series.

- more -

300 Erie Boulevard West Syracuse, NY 13202-4250

        The offers will expire at 5:00 p.m. EST on Wednesday, March 27, 2002. Payment for tendered securities will occur promptly after the expiration date.

        Merrill Lynch & Co. is acting as the dealer manager for the offers. Holders who have any questions regarding the terms of the offers should contact D.F. King & Co., Inc., the information agent for the offers, at 888.414.5566 or Merrill Lynch at 888.654.8637. Holders who would like copies of the Offer to Purchase, the Letters of Transmittal or any related documents, or who have questions regarding the procedures for tendering should call D.F. King at 888.414.5566.

        This press release is neither an offer to purchase the securities nor a solicitation of consents. Each tender offer is made only pursuant to the offering documents.

        Niagara Mohawk, a National Grid company, is based in Syracuse, N.Y. National Grid Group plc is an international, U.K.-based company that builds, owns and operates electricity, natural gas and telecommunications networks. It is one of the top 10 electricity companies in the U.S. and has the largest transmission and distribution network in the New England/New York market, serving 3.2 million customers in upstate New York, Massachusetts, Rhode Island and New Hampshire. National Grid also delivers natural gas to more than 500,000 customers in upstate New York.

###

300 Erie Boulevard West Syracuse, NY 13202-4250